SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)
(Amendment No. ___)*
TRANS WORLD ENTERTAINMENT CORPORATION
(Name of Issuer)
Common Stock, $.01 Par Value
(Title of Class of Securities)
89336Q100
(CUSIP Number)
Julian M. Benscher
Sherwood Investments Overseas Limited
13613 Honeycomb Road
Groveland, Florida 34736
(352-429-2101)
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
With a copy to:
Paul Davis Fancher, Esq.
Troutman Sanders LLP
600 Peachtree Street, N.E.
Suite 5200
Atlanta, Georgia 30308
(404-885-3000)
December 5, 2007
(Date of Event That Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of the Sections 240.13d-1(e), 240.13d-1(f) or 240.13d(g), check the following box. ☐
Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties for whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	89336Q100

1	NAMES OF REPORTING PERSONS Sherwood Investments Overseas Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,704,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,704,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,704,000[1]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.48%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
1 All of the shares reported on this Schedule 13D are held directly by Sherwood Investments Overseas Limited, which is wholly owned by Sherwood Trust. The trustee for Sherwood Trust is Overseas Trust Company Limited. Ms. Iseppi and Dr. Trepp are agents of Overseas Trust Company Limited. Mr. Benscher is the Authorized Signatory for Sherwood Investments Overseas Limited.

CUSIP No.	89336Q100

1	NAMES OF REPORTING PERSONS Sherwood Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Liberia

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,704,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,704,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,704,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.48%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	89336Q100

1	NAMES OF REPORTING PERSONS Overseas Trust Company Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Liberia

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,704,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,704,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,704,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.48%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	89336Q100

1	NAMES OF REPORTING PERSONS Julian Mark Benscher

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United Kingdom

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,704,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,704,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,704,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.48%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	89336Q100

1	NAMES OF REPORTING PERSONS Esther Iseppi

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Switzerland

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,704,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,704,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,704,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.48%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	89336Q100

1	NAMES OF REPORTING PERSONS Dr. Urs Trepp

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Switzerland

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,704,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,704,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,704,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.48%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Item 1.	Security and Issuer.
     This statement on Schedule 13D relates to the common stock, par value $.01 per share (the “Common Stock”), of Trans World Entertainment Corporation (the “Issuer”), a New York corporation. The principal executive office of the Issuer is located at 38 Corporate Circle, Albany, New York 12203.

Item 2.	Identity and Background.
     (a) and (b) This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”): (1) Sherwood Investments Overseas Limited (“Sherwood”), (2) Sherwood Trust, (3) Overseas Trust Company Limited, (4) Julian Mark Benscher, (5) Esther Iseppi, and (6) Dr. Urs Trepp. A Joint Filing Agreement among the Reporting Persons is filed as Exhibit A to this Schedule 13D.
     The principal office and business address of Sherwood and the business address of Mr. Benscher is 13613 Honeycomb Road, Groveland, Florida 34736. Sherwood is organized under the laws of the British Virgin Islands, and its principal business is investments.
     The principal office and business address of each of Sherwood Trust and Overseas Trust Company Limited is 80 Broad Street, Monrovia, Liberia. Sherwood Trust and Overseas Trust Company Limited are organized under the laws of Liberia. The principal business of Sherwood Trust is investments, and the principal business of Overseas Trust Company Limited is trust services.
     The business address of each of Ms. Iseppi and Dr. Trepp is Strassburgstrasse 15, CH-8004 Zurich, Switzerland.
     (c) The present principal occupation of Mr. Benscher is President of Sherwood Farms, Inc., which is a wholesaler of orchids. The address of Sherwood Farms, Inc. is 13613 Honeycomb Road, Groveland, Florida 34736. Mr. Benscher is also the Authorized Signatory of Sherwood.
     The present principal occupation of Ms. Iseppi is trust services.
     The present principal occupation of Dr. Trepp is lawyer.
     (d) During the last five years, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of their directors, executive officers or control persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) During the last five years, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of their directors, executive officers or control persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) Mr. Benscher is a citizen of the United Kingdom. Ms. Iseppi and Dr. Trepp are citizens of Switzerland.

Item 3.	Source and Amount of Funds or Other Consideration.
     The Common Stock reported herein was acquired at an aggregate purchase price of approximately $8.59 million. The source of funds for the acquisition of this Common Stock was the available working capital of Sherwood, which may, at any given time, include margin loans by brokerage firms or borrowings under a working capital credit line, each in the ordinary course of business.

Item 4.	Purpose of Transaction.
     Sherwood acquired the Issuer’s Common Stock reported on this Schedule 13D following the announcement on November 9, 2007 that Robert J. Higgins, the Issuer’s largest shareholder, Chairman and Chief Executive Officer, had submitted to the Special Committee of the Issuer’s Board of Directors (the “Special Committee”) a non-binding proposal to acquire all of the Common Stock not held by him for $5.00 per share.
     On November 16, 2007, Sherwood sent a letter to the Issuer stating that the $5.00 per share price was grossly inadequate and urging the Issuer’s Board of Directors to seek immediately competing bids. A copy of that letter is attached hereto as Exhibit B.
     On November 20, 2007, the Issuer announced that the Special Committee had permitted Mr. Higgins to work with prospective co-investors in connection with his November 7th non-binding proposal to acquire all of the Issuer’s Common Stock not held by him or related persons or entities for $5.00 per share.
     The Issuer, Mr. Higgins and Riley Investment Management LLC (“RIM”) entered into a Consent and Agreement (the “Consent Agreement”) on November 20, 2007, pursuant to which the Issuer represented and warranted, and acknowledged and agreed, that, subject to the terms and conditions of the Consent Agreement, the Special Committee approved persons that Mr. Higgins deems appropriate (“Subject Persons”) and with whom he enters into an agreement, arrangement or understanding (whether or not in writing) for the purposes of acquiring, holding, voting or disposing of, or acting in concert with respect to, securities of the Issuer (a “Subject Arrangement”) as “interested shareholders” as defined in and for purposes of Section 912 of the New York Business Corporation Law (“Section 912”). The Issuer also amended its Rights Plan to provide that, for purposes of determining whether a Subject Person is an “Acquiring Person” (as defined in the Rights Plan), a Subject Person would not be considered to be a beneficial owner of the Issuer’s voting securities held by Mr. Higgins and specified related parties or any other Subject Person as a result of any Subject Arrangement, subject to substantially similar limitations on the scope of the Subject Arrangement as set forth in the Special Committee’s approval for purposes of Section 912.
     The Special Committee’s approval for purposes of Section 912 will terminate on the fifth business day following receipt by Mr. Higgins and RIM of a specified termination notice from the Special Committee. Mr. Higgins and RIM agreed that prior to such termination, they shall, and shall cause their respective controlled, related persons to, as promptly as reasonably practical terminate any Subject Arrangements to which they are a party and pending proposals for negotiated transactions, business combinations or other transactions to acquire the Issuer made pursuant to any such Subject Arrangements.
     On November 28, 2007, Mr. Higgins and RIM entered into a non-binding letter of intent with respect to the acquisition of the Issuer. Under the letter of intent, Mr. Higgins and RIM agreed to form an acquisition vehicle (“Acquiror”). The parties agreed that immediately prior to the closing of the transaction, Mr. Higgins would contribute to the Acquiror at least 12 million shares of common stock of the Issuer and RIM would contribute at least 3.5 million shares but no more than 5.5 million shares. In addition, any changes to Mr. Higgins’ November 7th acquisition proposal and any definitive documentation with respect to the acquisition would require the approval of Mr. Higgins and RIM. However, if RIM does not give its approval, Mr. Higgins may continue with the acquisition without RIM’s participation. Under the letter of intent, RIM will have the ability to reasonably participate in the negotiation of definitive documentation and due diligence. In connection with the entering of the letter of intent, the Reporting Persons entered into the acknowledgement specified in the Consent Agreement.
     On November 29, 2007, Sherwood sent a letter to the Issuer and the Special Committee, in which it made a preliminary proposal to acquire all of the Issuer’s Common Stock not owned by Sherwood for $7.00 per share, subject to a due diligence review and complete and fair evaluation of the Issuer’s business. A copy of that letter is attached hereto as Exhibit C.
     Sherwood has had preliminary discussions with advisors to the Special Committee, and Sherwood may from time to time after the date of this statement on Schedule 13D have additional discussions with advisers to the Special Committee or the Issuer or with third parties, in each case in which Sherwood may suggest or take a position with respect to actions intended to maximize shareholder value.
     The Reporting Persons may pursue other alternatives available in order to maximize the value of their investment in the Issuer. Such alternatives could include, without limitation, (i) the purchase of additional Common Stock in the open market, in privately negotiated transactions or otherwise, and (ii) the sale of all or a portion of the Common Stock now owned or hereafter acquired by them. The Reporting Persons intend to contact and consult with other shareholders of the Issuer concerning the Issuer, its prospects, and any or all of the foregoing matters.
     The Reporting Persons reserve the right to change their plans or intentions and to take any and all actions that they may deem appropriate to maximize the value of their investment in the Issuer in light of their general investment policies, market conditions, subsequent developments affecting the Issuer and the general business and future prospects of the Issuer.

Item 5.	Interest in Securities of the Issuer.
     (a) As of the close of business on December 7, 2007, each Reporting Person is deemed to be the beneficial owner of 1,704,000 shares of the Issuer’s Common Stock, constituting approximately 5.48% of the shares of Common Stock outstanding. The aggregate percentage of shares reported herein is based upon 31,081,909 shares outstanding, which is the total number of shares outstanding as of August 31, 2007 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on September 13, 2007 for the quarter ended August 4, 2007.
     (b) The table below sets forth for each of the Reporting Persons the number of Issuer’s Common Stock for which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, or sole or shared power to dispose or to direct the disposition.

			Sole Power to	Shared Power to
	Sole Power to	Shared Power to	Dispose/Direct	Dispose/Direct
Reporting Person	Vote/Direct Vote	Vote/Direct Vote	Disposition	Disposition
Sherwood Investments Overseas Limited	0	1,704,000	0	1,704,000
Sherwood Trust	0	1,704,000	0	1,704,000

			Sole Power to	Shared Power to
	Sole Power to	Shared Power to	Dispose/Direct	Dispose/Direct
Reporting Person	Vote/Direct Vote	Vote/Direct Vote	Disposition	Disposition
Overseas Trust Company Limited	0	1,704,000	0	1,704,000
Julian Mark Benscher	0	1,704,000	0	1,704,000
Esther Iseppi	0	1,704,000	0	1,704,000
Dr. Urs Trepp	0	1,704,000	0	1,704,000
     (c) The transactions in the Issuer’s Common Stock that were effected by the Reporting Persons during the past 60 days are as contained in Exhibit D attached hereto. Except as described in Exhibit D, neither the Reporting Persons, nor to the best knowledge of the Reporting Persons any of their directors, executive officers or control persons, have effected any other transactions with respect to the Issuer’s Common Stock during the past 60 days.
     (d) The governing instruments of the Sherwood Trust direct the trustees as to the payment of income and/or principal to and among certain designated beneficiaries. None of the trust beneficiaries has a direct or indirect pecuniary interest in more than 5% of the Issuer’s Common Stock.
     (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Except as otherwise set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit A	Joint Filing Agreement, dated December 7, 2007.

Exhibit B	Letter, dated November 16, 2007, from Sherwood Investments Overseas Limited to Trans World Entertainment Corporation.

Exhibit C	Letter, dated November 29, 2007, from Sherwood Investments Overseas Limited to Trans World Entertainment Corporation and Special Committee of the Board of Directors.

Exhibit D	Schedule of transactions in the Issuer’s Common Stock by the Reporting Persons during the past 60 days.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 10, 2007

SHERWOOD INVESTMENTS OVERSEAS LIMITED

By:	/s/ Julian Mark Benscher

Name: Julian Mark Benscher
Title: Authorized Signatory

SHERWOOD TRUST
By:	Overseas Trust Company Limited, its Trustee

By:	/s/ Urs Trepp

Name: Dr. Urs Trepp
Title: Director

OVERSEAS TRUST COMPANY LIMITED

By:	/s/ Urs Trepp

Name: Dr. Urs Trepp
Title: Director

JULIAN MARK BENSCHER

/s/ Julian Mark Benscher

ESTHER ISEPPI

/s/ Esther Iseppi

DR. URS TREPP

/s/ Urs Trepp

Exhibit A
JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)
     This agreement is made pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Act”), by and among the parties listed below, each referred to herein as a “Joint Filer.” The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13D or Schedule 13G, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.
Dated: December 10, 2007

SHERWOOD INVESTMENTS OVERSEAS LIMITED

By:	/s/ Julian Mark Benscher

Name: Julian Mark Benscher
Title: Authorized Signatory

SHERWOOD TRUST
By:	Overseas Trust Company Limited,
its Trustee

By:	/s/ Urs Trepp

Name: Dr. Urs Trepp
Title: Director

OVERSEAS TRUST COMPANY LIMITED

By:	/s/ Urs Trepp

Name: Dr. Urs Trepp
Title: Director

JULIAN MARK BENSCHER

/s/ Julian Mark Benscher

ESTHER ISEPPI

/s/ Esther Iseppi

DR. URS TREPP

/s/ Urs Trepp

Exhibit B
Sherwood Investments Overseas Limited

Administrative Correspondence:	US Address:
c/o ASI Administrative Services	c/o Sherwood Farms, Inc.
P.O. Box 9810	13613 Honeycomb Road
8036 Zurich, Switzerland	Groveland, Fl 34736
Phone: +41 44 240 4500	Phone: 352-429-2101
Fax: +41 44 240 4501	Fax: 352-429-2248

November 16, 2007	Via Fax & Mail
Mr. Robert J. Higgins
Founder/Chairman/CEO
Trans World Entertainment Corporation
38 Corporate Circle
Albany, NY 12203
Dear Mr. Higgins,
Please be advised that Sherwood Investments Overseas Limited owns 1.35 million shares of Trans World Entertainment Corporation, representing 4.34% of the shares outstanding. We feel that your proposal to buy out minority shareholders for $5 per share is grossly inadequate and we urge your board to immediately seek competing bids. We are highly confident that an auction of the company would result in a sale in excess of $8 per share, a considerable premium to your current proposal.
At a price of only $8 per share the entire Trans World business would be valued at under $250 million or $259,000 per store (using the 963 stores reported as of August 4th, 2007) which is less than their replacement cost. Furthermore, $8 per share would represent less than the $11.81 per share of tangible equity on the most recent balance sheet and half the cost of current inventory. Let us remind you that just last year Trans World paid $78.8 million for 335 Musicland stores from bankruptcy. That deal equated to $235,000 per bankrupt store and now you are proposing to pay $161,000 per store for all the stores which represents a 31% discount, and Trans World is a going concern!
Why should shareholders accept $5 per share when liquidation should generate proceeds in excess of $8 per share? We are certain that in making a “preliminary proposal” you realize that significant additional consideration would need to be forthcoming in order to satisfy your minority shareholders.
Registered Address: Sherwood Investments Overseas Limited • PO Box 985, Road Town, Tortola, B.V.I

We feel that given both your significant ownership of the company and your dynamic leadership it would be appropriate for the board to conduct an auction to ensure that all the shareholders receive the full and fair price that they deserve.
Yours sincerely,
Julian M. Benscher
Authorized Signatory
Sherwood Investments Overseas Limited

cc:	Mr. Brett Brewer Mr. Mark A. Cohen Mr. Martin E. Hanaka Mr. Isaac Kaufman Dr. Joseph G. Morone Ms. Lori Schafer Mr. Michael B. Solow Mr. Edmond Thomas
Registered Address: Sherwood Investments Overseas Limited • PO Box 985, Road Town, Tortola, B.V.I

Exhibit C
Sherwood Investments Overseas Limited

Administrative Correspondence:
c/o ASI Administrative Services
P.O. Box 9810
8036 Zurich, Switzerland
Phone:	+41 44 240 4500
Fax:	+41 44 240 4501

US Address:
c/o Sherwood Farms, Inc.
13613 Honeycomb Road
Groveland, FL 34736
Phone:	352-429-2101
Fax:	352-429-2248

November 29, 2007	Via Fax & Mail
Subject to Contract
Mr. Robert J. Higgins
Founder/Chairman/CEO
Trans World Entertainment Corporation
38 Corporate Circle
Albany, NY 12203
Special Committee of the Board of Directors
Trans World Entertainment Corporation
38 Corporate Circle
Albany, NY 12203
Dear Mr. Higgins and the Special Committee of the Board of Directors,
Further to our letter of November 16th 2007, please be advised that Sherwood Investments Overseas Limited has now accumulated an interest in 1.54 million shares of Trans World Entertainment Corporation, representing 4.95% of the shares outstanding. We are in the process of seeking certain non-public information from representatives of Trans World and although we are willing to enter into a confidentiality agreement in order for that information to be forthcoming, we have not yet agreed the terms of any such arrangement.
Sherwood Investments Overseas Limited is pleased to offer $7 per share for all of the shares of Trans World Entertainment Corporation not currently owned by Sherwood, subject to the availability of satisfactory financing and the execution of a mutually acceptable purchase agreement. This offer may be increased as a result of the information obtained from the due diligence process. We respectfully request that once we have executed a mutually acceptable confidentiality agreement that the Special Committee and the Company will grant us access to management, and provide any and all information that would assist in a complete and fair evaluation of the business.
Registered Address: Sherwood Investments Overseas Limited • PO Box 985, Road Town, Tortola, B.V.I

Sherwood also requests that the Board of Directors consent to allow Sherwood to discuss this proposal and any subsequent proposal with other shareholders of Trans World.
Yours sincerely,
Julian M. Benscher
Authorized Signatory
Sherwood Investments Overseas Limited

cc:	Mr. Brett Brewer Mr. Mark A. Cohen Mr. Martin E. Hanaka Mr. Isaac Kaufman Dr. Joseph G. Morone Ms. Lori Schafer Mr. Michael B. Solow Mr. Edmond Thomas Mr. Michael C. Frenz Mr. David Friedland
Registered Address: Sherwood Investments Overseas Limited • PO Box 985, Road Town, Tortola, B.V.I

Exhibit D
SCHEDULE OF TRANSACTIONS IN THE ISSUER’S COMMON STOCK
BY THE REPORTING PERSONS DURING THE PAST 60 DAYS

Date of Purchase	Number of Shares Purchased	Price Per Share
November 9, 2007	620,701	$4.9716
November 12, 2007	198,005	$4.9648
November 13, 2007	423,679	$4.9582
November 14, 2007	103,000	$4.972
November 15, 2007	866	$4.9658
November 16, 2007	90,747	$5.0145
November 21, 2007	24,000	$4.9338
November 26, 2007	1,468	$4.91
November 28, 2007	13,916	$4.945
November 29, 2007	1,919	$5.0267
November 29, 2007	21,699	$5.0239
November 29, 2007	40,000	$5.0366
November 30, 2007	5,000	$5.6143
December 5, 2007	5,000	$5.5098
December 5, 2007	5,000	$5.48437
December 7, 2007	3,000	$5.53
December 7, 2007	96,000	$5.7102
December 10, 2007	50,000	$5.762